

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Vincent K. McMahon
Chief Executive Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

> **Re:** **World Wrestling Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2010**
> **File No. 001-16131**

Dear Mr. McMahon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief